EDWARDS WILDMAN PALMER LLP 111 HUNTINGTON AVENUE BOSTON, MA 02199 +1 617 239 0100 main +1 617 227 4420 fax edwardswildman.com

FOIA Confidential Treatment Requested

Pursuant to 17 C.F.R. §200.83

The entity requesting confidential treatment is

Enanta Pharmaceuticals, Inc.

500 Arsenal Street Watertown, MA 02472

Attn: Jay R. Luly, Ph.D.

President and Chief Executive Officer

Telephone (617) 607-0800

Stacie S. Aarestad +1 617 239 0314 fax +1 866 955 8599 saarestad@edwardswildman.com

VIA EDGAR AND ELECTRONIC MAIL

January 15, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christine Allen Mary Mast

Re:	Enanta Pharmaceuticals, Inc. Registration Statement on Form S-1 File No. 333-184779

Ladies and Gentlemen:

On behalf of Enanta Pharmaceuticals, Inc. (the “Company”), set forth below is additional information to assist the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above-referenced registration statement on Form S-1 (the “Registration Statement”). The responses set forth below are based upon information provided to Edwards Wildman Palmer LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter to the Company dated September 26, 2012. All information in this letter is presented before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

Enanta Pharmaceuticals, Inc. respectfully requests that the bracketed information contained herein be treated as confidential information and that the Commission provide timely notice to Jay R. Luly, Ph.D., President and Chief Executive Officer, Enanta Pharmaceuticals, Inc., 500 Arsenal Street, Watertown, MA 02472, before it permits any disclosure of the bracketed information in Request #1.

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BOSTON • CHICAGO • FT LAUDERDALE • HARTFORD • HONG KONG • LONDON • LOS ANGELES • MADISON NJ

NEW YORK • ORANGE COUNTY • PROVIDENCE • STAMFORD • TOKYO • WASHINGTON DC • WEST PALM BEACH

United States Securities and Exchange Commission

January 15, 2013

Note 14: Stock-Based Awards

Stock Option Valuation

22.	You have issued 513,500 stock options in the six months ended June 30, 2012. We will evaluate the accounting treatment for these and any other equity issuances once an IPO price has been set.

Rule 83 Confidential Treatment Request by Enanta Pharmaceuticals, Inc. Request #1

Response:  The Company supplementally advises the Staff on a confidential basis that the Company currently anticipates that the price range for this offering will be within the range of $[****] to $[****] per share (before giving effect to a reverse stock split that the Company plans to implement prior to effectiveness of the Registration Statement). This indicative price range is based on a number of factors, including existing conditions in the public capital markets; the Company’s prospects and the history of and prospects for the Company’s industry; the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies; and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control.

Accordingly, we are submitting this letter to provide context for this proposed price range and to assist the Staff in understanding the expected difference between such price range and the valuations used by the Company in its most recent grants of stock options, which were 105,000 stock options issued as recruitment awards on November 14, 2012 at a per share exercise price of $3.12, and 518,000 stock options issued on December 26, 2012 to employees as annual year-end awards at a per share exercise price of $3.29. The exercise prices of each of those awards were equal to the fair value per share of our common stock, as determined by our Board of Directors, as of each grant date. The December 26, 2012 stock options have an exercise price that [****] the $[****] midpoint of the projected price range of the offering, and the November 14, 2012 stock options have an exercise price that [****] the $[****] midpoint of the projected price range of the offering, assuming a range of $[****] to $[****] per share. Further, by way of background, the Board of Directors of the Company engaged a third-party valuation firm to assist it with each of the valuations of its common stock as of the two stock option grant dates.

In connection with the Staff’s comments to the Registration Statement, the Company advises the Staff that, in its next amendment to the Registration Statement, the Company plans to revise its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding the discussions of valuations of common stock and of stock-based compensation to reflect the new equity awards. A draft of that proposed revised discussion is attached hereto as Appendix A.

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United States Securities and Exchange Commission

January 15, 2013

The Company and the underwriters are currently preparing to begin the road show for the offering on or about [****]. To the extent it is feasible, we would appreciate the Staff’s efforts to provide any further comments as soon as possible.

If you require additional information, please telephone either the undersigned at the telephone number indicated above, or Nathaniel Gardiner of this firm at (617) 239-0293.

Very truly yours,

/s/ Stacie S. Aarestad
Stacie S. Aarestad

SSA

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APPENDIX A

To derive the value of the common stock, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock, including the participation features of certain series of the preferred shares. A discount for lack of marketability of 25% was applied to reflect the increased risk arising from the inability to readily sell the shares.

Our common stock valuations as of May 31, 2012, September 30, 2012, October 17, 2012 and December 10, 2012 were prepared utilizing a hybrid of the OPM and the probability-weighted expected return method, or PWERM. Under the PWERM methodology, the fair market value of common stock is estimated based upon an analysis of future values for our company assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available to us as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability, to account for the illiquidity of the common stock, is applied to the indicated common stock value to determine the fair value of the common stock.

Three types of future event scenarios were considered: an IPO in the near term, a sale in the near term, and a longer-term liquidity event. The IPO and sale scenarios were valued using the PWERM and the longer-term liquidity event was valued using the OPM. As of May 31, 2012, management and our board of directors determined that the total probability for the IPO scenario was 80%, for the near-term sale scenario 10%, and for the longer-term liquidity event 10%. As of September 30, 2012 and October 17, 2012, management and our board of directors determined that the total probability for the IPO scenario was 90%, for the near-term sale scenario 5%, and for the longer-term liquidity event 5%. As of December 10, 2012, management and our board of directors determined the total probability for the IPO scenario was 85%, for the near-term sale scenario 5% and for the longer-term liquidity event 10%. Management and our board of directors made these allocations based on an analysis of current market conditions at the time, including current IPO valuations of similarly situated companies, and their expectations as to the timing and likely prospects of these future-event scenarios.

The scenarios referred to above utilized two valuation approaches to estimate enterprise value in order to derive the value of the common stock. We estimated enterprise value using the guideline public company method and guideline transaction method under the market approach and using the discounted future cash flow method under the income approach. Under the guideline public company method, we considered an average of pre-money values for selected IPOs completed by life sciences companies from 2010 through the respective valuation date for the May 31, 2012, September 30, 2012 and October 17, 2012 valuations and from January 2012 to December 2012 for the December 10, 2012 valuation. In addition, we considered a median multiple of invested capital as indicated by the IPOs. Under the guideline transaction method, we considered the equity values indicated by four acquisitions completed in 2010 and 2011 for the May 31, 2012 valuation and by six acquisitions completed in 2011 and 2012 for the September 30, 2012, October 17, 2012 and December 10, 2012 valuations. The companies used for comparison were selected based on a number of factors, including, but not limited to, the similarity of their industry, business model, financial risk and stage of development to those of ours. The discounted future cash flow method involves applying appropriate discount rates to estimated cash flows that were based on forecasts of revenue, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates and selecting probability weights for forecasted cash flows.

The longer-term liquidity event scenario referred to above utilized the OPM to allocate equity value to the preferred and common stock. We allocated the equity value using the OPM assuming 2.6 years to liquidity as of May 31, 2012, 2.3 years to liquidity as of September 30, 2012, 2.2 years to liquidity as of October 17, 2012 and 2.1 years to liquidity as of December 10, 2012. The anticipated timing and probability of a liquidity event was based on then-current plans and estimates of our board of directors and management assuming an IPO or sale were not completed in the near term. We assumed volatility of 74% as of May 31, 2012, 75% as of September 30, 2012 and October 17, 2012, and 77% as of December 10, 2012, based on historical trading volatility for our peer companies.

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To derive the value of the common stock for each scenario, the proceeds to the common stockholders were calculated based on the preferences and priorities of the preferred and common stock. We applied a discount for lack of marketability of 10% to the common stock to account for the lack of access to an active public market and the increased probability that we would achieve a public offering and listing on a national exchange.

Option Grants

The following table summarizes by grant date the number of shares subject to options granted between October 1, 2010 and December 31, 2012, the per share exercise price of the options, the fair value of common stock underlying the options on date of grant, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options(1)	Fair Value of Common Stock on Date of Option Grant	Per Share Estimated Fair Value of Options(2)
April 15, 2011	636,000	$0.59	$0.59	$0.46
June 17, 2011	63,313	$0.59	$0.59	$0.44
September 23, 2011	125,000	$0.59	$0.59	$0.43
June 20, 2012	513,500	$2.73	$2.73	$1.81
November 14, 2012	105,000	$3.12	$3.12	$2.01
December 26, 2012	518,000	$3.29	$3.29	$2.14

(1)	The Per Share Exercise Price of Options represents the determination by our board of directors of the fair market value of our common stock on the date of grant, as determined taking into account our most recently available valuation of common stock as well as additional factors which may have changed since the date of the most recent contemporaneous valuation through the date of grant.

(2)	The Per Share Estimated Fair Value of Options reflects the weighted average fair value of options granted on each grant date as estimated at the date of grant using the Black-Scholes option-pricing model. This model estimates the fair value using as inputs the exercise price of the option and assumptions of the risk-free interest rate, expected term of the option, expected share price volatility of the underlying common stock and expected dividends on the underlying common stock.

We determined that the fair value of our common stock increased from $0.28 per share on October 1, 2010 to $3.29 on December 26, 2012. The following discussion describes the reasons for the increases in the fair value of our common stock over this period and as compared to the midpoint of the estimated price range set forth on the cover page of this prospectus of $[****] per share.

Year Ended September 30, 2011.    During the year ended September 30, 2011, or fiscal 2011, we continued to operate our business in the ordinary course. In April 2011, we obtained a third-party valuation of our common stock as of December 31, 2010 as one of the factors considered by our board of directors in its determination of the fair value of our common stock. This valuation reflected our receipt in December 2010 of $40.0 million as our first milestone payment from our collaboration with Abbott, based on the successful completion of a Phase 2a clinical trial of ABT-450 in combination with interferon treatment. Based on this valuation and other factors considered by our board of directors, we determined that the fair value of our common stock increased to $0.59 per share as of December 31, 2010. From December 31, 2010 through September 23, 2011, we determined that there had been no further increase in the fair value of our common stock because there had been no material change in our business or in the general market for biotechnology companies, including the market for HCV companies. We still had no completed clinical study to show that our lead compound could be effective without interferon, and we had made little progress in obtaining any other collaboration for our NS5A inhibitor program or any other program. During the year ended September 30, 2011, we had no plans for an initial public offering in the near term because we did not believe that the public markets presented a favorable environment at that time for a biotechnology company such as ours.

Nine Months Ended June 30, 2012.    During the first eight months of fiscal 2012, which was the period ended May 31, 2012, there were several significant developments in our lead programs, our business development efforts, the prospects for interferon-free treatment regimens for HCV and a substantial increase in

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the value of companies developing new HCV therapies, as well as improved market interest in initial public offerings of biotechnology companies. In this period, the first successful clinical trials of ABT-450 were completed in orally administered, interferon-free regimens, namely the Pilot and Co-Pilot studies, the results of which were published in early April 2012, showing a very significant sustained virologic response, or SVR, in over 90% of the study patients. A more advanced Phase 2b clinical trial, known as the Aviator study, also began in the first quarter of fiscal 2012 to investigate multiple combination therapies involving ABT-450 without interferon.

In addition, in the first quarter of fiscal 2012, we filed an Investigational New Drug Application, or IND, for our second HCV program, developing NS5A inhibitors, and received no FDA objection to our proceeding with clinical testing. We then completed the successful negotiation and signing in February 2012 of our collaboration with Novartis for the development of these inhibitors. This collaboration resulted in an upfront payment to us of $34.4 million and a $1.8 million commitment for future research funding, as well as potential future milestone and royalty payments. Due primarily to the Novartis collaboration, we generated revenue of $39.8 million during the nine months ended June 30, 2012. On September 30, 2011, we also were awarded our contract from NIAID to fund the preclinical development of our lead antibiotic product candidate.

In addition to the developments in our own business, in November 2011, a publicly held biotechnology company announced the first results of its Phase 2b trial of its orally administered compound in an interferon-free regimen for HCV, which resulted in the November 2011 sale of that company at a price approximately 114% above the company’s market value before the first announcement of the results of its successful clinical trial. In January 2012, a second publicly held biotechnology company with a lead HCV program announced its sale at a price representing a premium of approximately 163% above the market capitalization of the company. Following these transactions and other developments in the market for HCV companies, the market value of our most comparable publicly-held peer companies with HCV programs that were still independent increased substantially, in one case increasing 135%, and in a second case 168%, in the four months following September 30, 2011.

In early calendar 2012, we evaluated the public market environment and determined that the market conditions were favorable for HCV-focused biotechnology companies, which caused us to consider an initial public offering. From March 31, 2012 to May 31, 2012, we began to engage investment bankers, lawyers and accountants to start the process of assisting us to prepare for an initial public offering and held our initial IPO organizational meeting in May 2012. In this period, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of our common stock as of May 31, 2012. We adjusted our valuation model to account for the increased probability of an IPO scenario, in light of continued favorable market conditions and our progress achieved towards a potential initial public offering of our common stock. Based on the revised model and the changes in our business and in the market values of companies developing novel therapies for HCV, as well as the impact of an increasing enterprise value on the relative value of our common stock as compared to our convertible preferred stock and redeemable convertible preferred stock, we determined that the fair value of our common stock had increased to $2.73 per share as of May 31, 2012 and remained unchanged through June 30, 2012.

Three Months Ended September 30, 2012.    During the fourth quarter of fiscal 2012, there was no material change in our business. With respect to our product collaborations, as of September 30, 2012, we believed there was a high probability of Abbott initiating an interferon-free Phase 3 clinical trial of a combination including ABT-450, which would trigger a $15.0 million milestone payment from Abbott in the near term. Accordingly, we factored the probable receipt of the milestone payment into our valuation model as of that date. During the quarter, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of our common stock as of September 30, 2012. We also continued to carry out activities related to preparation for the IPO and, on August 30, 2012, submitted a confidential registration statement to the SEC for an initial public offering of our common stock. We adjusted our valuation model to account for the increased probability of an IPO scenario, in light of continued favorable market conditions and our submission of a registration statement to the SEC. Based on the revised model and the changes in the market values of companies developing novel therapies for HCV, as well as the impact of an

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increasing enterprise value on the relative value of our common stock as compared to our convertible preferred stock and redeemable convertible preferred stock, we determined that the fair value of our common stock had increased to $3.09 per share as of September 30, 2012.

Three Months Ended December 31, 2012.    During the first three months of fiscal 2013, which was the quarter ended December 31, 2012, there were significant developments in our product collaborations with both Abbott and Novartis as well as changes in the public market environment for companies in our industry.

In October 2012, Abbott completed and announced further preliminary results of its Phase 2b clinical trial, known as Aviator, testing various combination treatment regimens that included ABT 450. The results of one three-DAA combination showed 99% efficacy in genotype 1-infected HCV patients and 93% efficacy in previous null responders. In conjunction with those results, Abbott announced that it would proceed to Phase 3 testing of two of those combination regimens and that its goal is to be the first to market with a therapy for genotype 1, treatment-naive HCV patients. In the first half of November 2012, Novartis initiated dosing in a Phase 1 clinical trial involving EDP-239, which entitled us to receive an $11.0 million milestone payment. These business developments had no significant impact on our valuation of our common stock as of October 17, 2012 as their impacts were already assumed in our September 30, 2012 valuation. In addition to the developments in our product collaborations, three IPOs in our industry were completed in the first half of October 2012. In October, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of our common stock as of October 17, 2012. Based on the changes in our business and increased market multiples indicated by the recent IPOs in our industry, as well as the impact of an increasing enterprise value on the relative value of our common stock as compared to our convertible preferred stock and redeemable convertible preferred stock, we determined that the fair value of our common stock had increased to $3.12 per share as of October 17, 2012 and remained unchanged through November 14, 2012.

From mid-November to the end of the December, there were further significant developments in our product collaboration with Abbott and in the public market environment that impacted the fair value of our common stock. In mid-November 2012, Abbott announced the full scope of its initial Phase 3 registrational trials program for an ABT-450-containing treatment regimen for genotype 1-infected patients, including six Phase 3 trials designed for a total of 2,200 patients using a combination of three DAAs. In late November 2012, Abbott also initiated dosing in one of those Phase 3 clinical trials. As a result of these significant developments, we updated our cash flow projections for future years in our common stock valuation model as of December 10, 2012, which had the impact of accelerating expected cash flows. During this period, we evaluated the public market environment and determined that the market conditions were not favorable for HCV-focused biotechnology companies as no public offering of a company in our industry was completed subsequent to October 2012, which delayed our prospects of completing an IPO until at least late January 2013. Given this, we adjusted our valuation model to account for the decreased probability of an IPO and an increased probability of a longer-term liquidity event. In December, we obtained a third-party valuation of our common stock as one of the factors considered by our board of directors in its determination of the fair value of our common stock as of December 10, 2012. Based on the revised model and changes in our business, as well as the impact of an increasing enterprise value on the relative value of our common stock as compared to our convertible preferred stock and redeemable convertible preferred stock, we determined that the fair value of our common stock had increased to $3.29 per share as of December 10, 2012 and remained unchanged through December 26, 2012.

On January     , 2013, we and our underwriters determined the estimated price range for this offering, as set forth on the cover page of this prospectus. The midpoint of the price range is $[****] per share. In comparison, our estimate of the fair value of our common stock was $3.29 as of December 26, 2012. We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by discussions between us and the underwriters. Among the factors that were considered in setting this price range were our prospects and the history of and prospects for our industry; the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; an analysis of valuation ranges in initial public offerings for generally comparable companies in our industry during the past year; and the recent performance of initial public offerings of generally comparable companies.

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Based on an assumed initial public offering price of $[****] per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate intrinsic value of stock options outstanding as of December 31, 2012 was $             million, of which $             million related to vested options and $             million to unvested options.

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